UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Harrah’s Entertainment, Inc.

(Name of Issuer)

Voting Common Stock

(Title of Class of Securities)

Hamlet Holdings LLC c/o Apollo Management, L.P. 9 West 57th St, 43rd Floor New York, New York 10019 Attn: John J. Suydam	Hamlet Holdings LLC c/o TPG Capital, L.P. 301 Commerce St, Suite 3300 Ft. Worth, Texas 76102 Attn: Clive D. Bode
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS. Hamlet Holdings LLC I.R.S. Identification Nos. of above persons (entities only): 20-8359623
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a.) ☐ (b.) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 10 Shares
8. SHARED VOTING POWER 0 Shares
9. SOLE DISPOSITIVE POWER 10 Shares
10. SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10 Shares
12.	CHECK IF THE AGGREGATE AMOUNT REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1. Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the voting common stock, par value $0.01 per share (the “Voting Common Stock”), of Harrah’s Entertainment, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are at One Caesars Palace Drive, Las Vegas, Nevada 89109.

Item 2. Identity and Background

This Statement is filed by Hamlet Holdings LLC, a Delaware limited liability company (“Holdings”). The address of the principal office of Holdings is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Holdings is principally engaged in the business of investing in the Voting Common Stock of the Company, and was formed for the purpose of engaging in any lawful business purpose or activity for which limited liability companies may be formed in Delaware. Holdings is controlled by certain individuals affiliated with Apollo Management, L.P. (“Apollo”) and with TPG Capital, L.P. (“TPG,” and, together with Apollo, the “Sponsors”).

On January 28, 2008, the Company announced the completion of its merger (the “Merger”) with Hamlet Merger Inc. (“Merger Sub”). The Merger was completed pursuant to the Agreement and Plan of Merger, dated as of December 19, 2006 (the “Merger Agreement”), by and among Holdings, Merger Sub and the Company (the Merger Agreement is Exhibit 1 hereto). Pursuant to the Merger Agreement, upon consummation of the Merger, Merger Sub merged with and into the Company, with the Company as the surviving corporation, and each issued and outstanding share of common stock of the Company was converted into the right to receive a purchase price of $90 per share in cash. As a result of the Merger, the issued and outstanding shares of non-voting common stock and the non-voting preferred stock of the Company (together, the “Non-Voting Stock”) are owned by entities affiliated with the Sponsors and certain co-investors and by members of management and the issued and outstanding shares of Voting Common Stock are owned by Holdings. On January 30, 2008, additional Non-Voting Stock was issued to certain entities affiliated with the Sponsors.

The members of Holdings include: Leon Black, Joshua Harris and Marc Rowan (collectively, the “Apollo Members”) and David Bonderman, James Coulter and Jonathan Coslet (collectively, the “TPG Members” and, together with the Apollo Members, the “Members”). Attached as Appendix A to Item 2 is information concerning the members of Holdings as required pursuant to Item 2 and General Instruction C to Schedule 13D. The Members may only act by majority vote of all Members.

None of Holdings and, to the best knowledge of Holdings, none of the persons or entities identified in Appendix A to Item 2 and General Instruction C to Schedule 13D has, during the last five years, been convicted in a criminal proceeding (other than traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 2 is hereby incorporated herein by reference.

Holdings acquired 10 shares of common stock, par value $0.01 per share, of Merger Sub pursuant to a Subscription Agreement between Holdings and Merger Sub, dated as of December 19, 2006, for $1.00 in cash. Prior to the Merger, the Certificate of Incorporation of Merger Sub was amended and restated to provide for multiple classes of stock, and as a result, the common stock of Merger Sub held by Holdings was renamed voting common stock, par value $0.01 per share, of Merger Sub. Holdings obtained the funds used to make the purchase of such common stock from Merger Sub from capital contributions from its Members. Upon consummation of the Merger, each share of common stock of Merger Sub became a share of Voting Common Stock of the Company.

Item 4. Purpose of the Transaction.

The information set forth in Items 2 and 3 is hereby incorporated herein by reference.

Holdings currently owns the Voting Common Stock for investment purposes, and will review on a continuing basis its investment in the Company and will take such actions with respect to its investment as it deems appropriate in light of circumstances existing from time to time.

Stockholders’ Agreement

On January 28, 2008, the Company, Holdings, certain investment entities affiliated with the Sponsors and certain co-investment entities entered into a stockholders’ agreement (the “Stockholders’ Agreement,” which is Exhibit 2 hereto). The Stockholders’ Agreement provides that the board of directors of the Company (the “Board of Directors”) will consist of at least nine directors: four of whom are to be designated by the Apollo Members; four of whom are to be designated by the TPG Members; and one of whom is to be jointly appointed by Apollo and TPG (and such jointly appointed director will serve as the Chairman of the Company). The initial designees to the Board of Directors by the Apollo Members are Jeffrey Benjamin, Anthony Civale, Eric Press and Marc Rowan; the initial designees to the Board of Directors by the TPG Members are David Bonderman, Jonathan Coslet, Kelvin Davis and Karl Peterson; and the initial joint designee to the Board of Directors by affiliates of Apollo and TPG is Gary Loveman, who serves as Chairman of the Company. These designees were elected to the Board of Directors upon the consummation of the Merger on January 28, 2008.

Each of the Apollo Members and the TPG Members have the sole right to remove and replace their respective designees with or without cause at any time, and each such designee’s appointment as a member of the Board of Directors shall immediately terminate upon such removal. If as a result of death, disability, retirement, resignation, removal (with or without cause) or otherwise, there exists or occurs any vacancy on the Board of Directors, the Apollo Members or TPG Members, as the case may be, who are entitled to designate such director pursuant to the Stockholders’ Agreement may designate another person to be a member of the Board of Directors.

Under the terms of the Stockholders’ Agreement, if a Sponsor transfers more than 33% of the initial Non-Voting Stock held by such Sponsor upon consummation of the Merger (the “Initial Non-Voting Holdings”), such Sponsor will only be entitled to designate three directors for appointment to the Board of Directors; if a Sponsor transfers more than 50% of its Initial Non-Voting Holdings, such Sponsor will only be entitled to designate two directors for appointment to the Board of Directors; if a Sponsor transfers more than 66% of its Initial Non-Voting Holdings, it will only be entitled to designate one director for appointment to the Board of Directors; and if a Sponsor transfers more than 90% of its Initial Non-Voting Holdings, it will not be entitled to designate any directors for appointment to the Board of Directors.

Delisting and Termination of Registration

Pursuant to the completion of the Merger and the cancellation of the issued and outstanding common stock of the Company by the terms of the Merger Agreement, the common stock of the Company outstanding prior to the Merger was delisted from the New York Stock Exchange, the Chicago Stock Exchange and the Philadelphia Stock Exchange as of the close of business on January 28, 2008. In addition, upon cancellation the common stock of the Company became eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Other than as described above, Holdings currently has no plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although Holdings reserves the right to develop such plans in the future.

References to and descriptions of the Merger Agreement and the Stockholders’ Agreement set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement, which are included as Exhibit 1 and Exhibit 2 to this Schedule 13D, respectively.

Item 5. Interest in Securities of the Issuer

The information contained on the cover page of this Schedule 13D is hereby incorporated herein by reference.

(a) Holdings directly owns 10 shares of Voting Common Stock of the Company, which represents 100% of the outstanding shares of Voting Common Stock.

(b) Holdings has sole power to vote and dispose of 10 shares of Voting Common Stock, which represents 100% of the outstanding shares of Voting Common Stock.

(c) None of Holdings and, to the best knowledge of Holdings, none of the persons or entities referred to in Appendix A to Item 2 and General Instruction C to Schedule 13D has effected any transactions in the shares of Voting Common Stock of the Company in the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

Stockholders’ Agreement

The Stockholders’ Agreement restricts the transfer of the Non-Voting Stock, other than to certain permitted transferees or with the consent of Holdings during an initial holding period of six years (with regard to the Sponsors) or nine years (with regard to the other parties to the Stockholders’ Agreement). The Stockholders’ Agreement also subjects transfers of Non-Voting Stock to certain tag-along and drag-along rights and a right of first offer. In addition, the Stockholders’ Agreement contains agreements among the parties with respect to certain other governance matters, including restrictions on the issuance or transfer of shares of Non-Voting Stock, tag-along and drag-along rights for the Non-Voting Stock, registration rights with respect to the equity securities of the Company in the event of a future registered public offering of equity securities of the Company for holders of Non-Voting Stock, certain customary indemnification and contribution provisions and provisions related to conflicts of interests and transactions with affiliates.

MIRA

On January 28, 2008, the Company, Holdings, certain investment entities affiliated with the Sponsors, certain co-investment entities and certain employees of the Company entered into the Management Investor Rights Agreement (the “MIRA,” which is Exhibit 3 hereto). The MIRA governs certain aspects of the relationship between the Company and the employees party to the agreement (the “management stockholders”); among other things, the MIRA:

•	restricts the ability of management stockholders to transfer shares of Non-Voting Stock, with certain exceptions, prior to a qualified public offering;

•

allows the controlling stockholders of the Company to require management stockholders to participate in sale transactions in which the controlling stockholders sell more than 40% of their shares of Non-Voting Stock;

•	allows management stockholders to participate in sale transactions in which the controlling stockholders sell shares of Non-Voting Stock, subject to certain exceptions;

•

allows management stockholders below the level of senior vice president to require the Company to repurchase shares of Non-Voting Stock acquired pursuant to the investment program in the event that such employee experiences an economic hardship prior to an initial public offering, subject to annual limits on the repurchase obligations of the Company;

•	provides preemptive rights to a select group of management stockholders;

•

allows management stockholders to require the Company to repurchase shares of Non-Voting Stock acquired pursuant to the investment program upon termination of employment without cause or for good reason; and

•

allows the Company to repurchase, subject to applicable laws, all or any portion of the Non-Voting Stock held by management stockholders upon the termination of their employment with the Company or its affiliates, in certain circumstances.

In general, the key provisions of the MIRA will terminate upon the occurrence of a qualified initial public offering of the common stock of the Company.

References to and descriptions of the Stockholders’ Agreement and the MIRA set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement, which are included as Exhibit 2 and Exhibit 3 to this Schedule 13D, respectively.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Agreement and Plan of Merger, dated as of December 19, 2006, by and among Hamlet Holdings LLC, Hamlet Merger Inc. and Harrah’s Entertainment, Inc. (Incorporated by reference to Exhibit 2.1 to Harrah’s Entertainment, Inc.’s Current Report on Form 8-K filed December 20, 2006)

2	Stockholders’ Agreement, dated as of January 28, 2008, by and among Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC, Co-Invest Hamlet Holdings B, LLC, Hamlet Holdings LLC and Harrah’s Entertainment, Inc., and, solely with respect to Sections 3.01 and 6.07, Apollo Investment Fund VI, L.P. and TPG V Hamlet AIV, L.P. (Incorporated by reference to Exhibit 10.14 to Harrah’s Entertainment, Inc.’s Current Report on Form 8-K/A filed February 7, 2008)

3	Management Investor Rights Agreement, dated as of January 28, 2008, among Harrah’s Entertainment, Inc., Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Hamlet Holdings LLC and the stockholders that are parties thereto. (Incorporated by reference to Exhibit 4.2 to Harrah’s Entertainment, Inc.’s Registration Statement on Form S-8 filed January 31, 2008)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2008

Anthony Civale

By:	/s/ Anthony Civale
Name:	Anthony Civale
Title:	Secretary

EXHIBIT A TO ITEM 2

The following sets forth information with respect to the executive officers and members of Holdings. Capitalized terms used herein without definition have the meanings thereto in the Schedule 13D to which this Appendix A relates.

The members of Holdings are Messrs. Leon Black, David Bonderman, Jonathan Coslet, James Coulter, Joshua Harris and Marc Rowan.

The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers and directors of Apollo Management GP, LLC, the general partner of Apollo Management, L.P., and other related investment managers and investment advisors.

The principal occupation of each of Messrs. Bonderman and Coulter is as a Founding Partner of TPG and the principal occupation of Mr. Coslet is as a Senior Partner of TPG.

The principal business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019, and each is a citizen of the United States. The principal business address of each of Messrs. Coslet and Coulter is c/o TPG Capital, L.P., 345 California Street, Suite 3300, San Francisco, CA 94104, the principal business address of Mr. Bonderman is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, and each is a citizen of the United States.